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                                                                    EXHIBIT 20.1

[SIMULA LETTERHEAD]

Contact:
Jack Hodgson
Chief Financial Officer
602-631-4005


                SIMULA, INC. ANNOUNCES REVISIONS TO BOARD CHARTER

         Updates Governance Policies and Creates Lead Director Position

TEMPE, ARIZONA -- AUGUST 26, 2002, Simula, Inc. (AMEX: SMU) today announced that its Board of Directors has approved a revised Charter to reflect best practices in corporate governance. The revision is a result of recommendations in a corporate governance audit of the Company's procedures by the Company's outside counsel.

Among the changes are a redefinition of the independence of Directors, certain changes to assure independence in Committees, and a requirement for each Director to attain certain equity interests in the Company. First adopted in 1998, the Board Charter addresses numerous issues concerning the role and function of the Board. The Charter reflects many of the governance reforms currently being discussed by the stock exchanges, Congress, and the business community. The Charter is an exhibit to a Form 8-K filed with the SEC today.

Simula also announced the creation of a new Board position, Lead Director. The Lead Director is elected by the independent directors, and heads executive sessions of the independent directors. The Lead Director will act in an advisory role to the CEO, and in a leadership role with the Board.

"Simula is committed to staying ahead of the curve in the area of corporate governance," said Brad Forst, President and CEO. "We have had a Charter governing corporate governance for over four years, long before corporate governance came to be such a central issue. In this tradition, I am gratified that the changes recommended by the outside audit were promptly acted upon by our Board before any mandated by law, stock exchanges, or industry practices."

Simula designs and makes systems and devices that save human lives. Its core markets are military aviation safety, military personnel safety, and land vehicle safety. Simula's core technologies include inflatable restraints, energy-absorbing seating systems, advanced polymer materials, lightweight transparent and opaque armor products, personnel protective equipment and sealed parachutes, and crash sensors. For more information, go to www.simula.com.